UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No.     )*

Peru Copper Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

715455101 (CUSIP Number)

15 April 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person: Kwok Wai Chiu
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Hong Kong, S.A.R.

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power: 5,318,167* 6. Shared Voting Power: 0 7. Sole Dispositive Power: 5,318,167* 8. Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,318,167*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9): 5.6%
12.	Type of Reporting Person (See Instructions): HC

*	Includes (i) 4,924,833 common shares and 393,334 common shares issuable upon exercise of warrants, at an exercise price of $2.00 per share until March 18, 2006, held by Campania Holding Inc., a British Virgin Islands company controlled by Mr. Kwok.

1.	Name of Reporting Person: Campania Holding Inc. I.R.S. Identification No. of above person (entities only): Not applicable.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power: 5,318,167* 6. Shared Voting Power: 0 7. Sole Dispositive Power: 5,318,167* 8. Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,318,167*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9): 5.6%
12.	Type of Reporting Person (See Instructions): CO

*	Includes 4,924,833 common shares and 393,334 common shares issuable upon exercise of warrants, at an exercise price of $2.00 per share until March 18, 2006, held by Campania Holding Inc., a British Virgin Islands company controlled by Mr. Kwok.

Item 1.	(a)	Name of Issuer: Peru Copper Inc.

Item 1.	(b)	Address of the Issuer’s Principal Executive Offices: Suite 920, 475 West Georgia Street, Vancouver, BC, Canada V6B 4M9

Item 2.	(a)	Name of Filing Persons: Kwok Wai Chiu Campania Holding Inc.

Item 2.	(b)

Address of Principal Business Office or, if none, Residence:

Kwok Wai Chiu:                      Rooms 1009-1012, 10/F,

                                                  K. Wah Centre, 191 Java Road,

                                                  North Point, Hong Kong.

Campania Holding Inc:           Trident Chambers,

                                                  P.O. Box 146, Road Town,

                                                  Tortola, B.V.I.

Item 2.	(c)	Citizenship: Kwok Wai Chiu Hong Kong, S.A.R. Campania Holding Inc. British Virgin Islands

Item 2.	(d)	Title of Class of Securities: Common Shares

Item 2.	(e)	CUSIP Number: 715455101

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable.

Item 4.	Ownership. For Kwok Wai Chiu

	(a)	Amount beneficially owned: 5,318,167*

	(b)	Percent of class: 5.6%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote: 5,318,167*

		(ii)	Shared power to vote or to direct the vote: 0

		(iii)	Sole power to dispose or to direct the disposition of: 5,318,167*

		(iv)	Shared power to dispose or to direct the disposition of: 0

*	Includes (i) 4,924,833 common shares and 393,334 common shares issuable upon exercise of warrants, at an exercise price of $2.00 per share until March 18, 2006, held by Campania Holding Inc., a British Virgin Islands company controlled by Mr. Kwok.

For Campania Holding Inc.

(a)	Amount beneficially owned: 5,318,167*

(b)	Percent of class: 5.6%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 5,318,167*

	(ii)	Shared power to vote or to direct the vote: 0

	(iii)	Sole power to dispose or to direct the disposition of: 5,318,167*

	(iv)	Shared power to dispose or to direct the disposition of: 0

*   Includes 4,924,833 common shares and 393,334 common shares issuable upon exercise of warrants, at an exercise price of $2.00 per share until March 18, 2006, held by Campania Holding Inc., a British Virgin Islands company controlled by Mr. Kwok.

Item 5.	Ownership of Five percent or Less of a Class. Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and Classification of the Subsidiary which acquired the Security Being Reported on by the Parent Holding Company. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 5, 2005

Campania Holding Inc.

/s/ Leung K. K	/s/ Kwok Wai Chiu
Name: Leung K. K.	Kwok Wai Chiu
Title: Director